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EXHIBIT (a)(1)(xiv)

2nd-Half Focal Stock Option Grant and Stock Option Exchange Program Approved!

The Compensation Committee of IDT's Board of Directors has approved the 2nd half of the FY03 Focal Stock Option Grant. The 2nd-half grant is priced at $11.43 and will have the same vesting schedule as the 1st-half grant. For more information regarding the 2nd-half FY03 Focal Stock Option Grant, click here. If you have any questions, please contact Stock Administration or your HR Representative.

Also, IDT's Board of Directors has approved a voluntary Stock Option Exchange Program for eligible IDT employees. By offering this voluntary exchange program, the Company intends to provide eligible employees with future replacement stock options in exchange for outstanding stock options which have exercise prices that are currently "underwater" (stock option exercise price greater than current stock price).

A Schedule TO (tender offer document explaining the voluntary Stock Option Exchange Program) will be mailed to employees' homes. Additionally, information meetings have been scheduled for eligible employees to attend. For a detailed schedule of information meetings, a list of questions and answers (Q & A's) related to the program, and a review of forms, key dates and other information related to the Stock Option Exchange Program, click here.

Please note, if eligible employees elect to participate in the voluntary Stock Option Exchange Program, both of the FY03 Focal Stock Option Grants (1st-half grant made in May 2002 and the 2nd-half grant made on November 4, 2002) will automatically be exchanged along with any other grants tendered for exchange. Please read Question #14 of the Q&A's at http://hr.idt.com/index.html for an explanation of this requirement.

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  EXHIBIT (a)(1)(xiv)